UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 CommScope, Inc.
          -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    203372107
          -----------------------------------------------------------
                                 (CUSIP Number)

                                 October 9, 2002
          -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-l(b)
|X|   Rule 13d-l(c)
[ ]  Rule 13d-l(d)




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CUSIP No. 203372107

--------------------------------------------------------------------------------
   1.         Name of Reporting Person
              I.R.S. Identification No. of Above Person (Entities Only)
                    THE FURUKAWA ELECTRIC CO., LTD.
--------------------------------------------------------------------------------
   2.         Check the Appropriate Box if a Member of a Group      (a)[ ]
              (See Instructions)                                    (b)[ ]

--------------------------------------------------------------------------------
   3.         SEC Use Only
--------------------------------------------------------------------------------
   4.         Citizenship or Place of Organization
                    Japan
--------------------------------------------------------------------------------

  NUMBER        5.  Sole Voting Power
                    7,656,900
OF SHARES       ----------------------------------------------------------------

BENEFICIALLY    6.  Shared Voting Power
                    none
 OWNED BY       ----------------------------------------------------------------

   EACH         7.  Sole Dispositive Power
                    7,656,900
REPORTING       ----------------------------------------------------------------

PERSON WITH     8.  Shared Dispositive Power
                    none
--------------------------------------------------------------------------------
     9.       Aggregate Amount Beneficially Owned by Reporting Person
              7,656,900
--------------------------------------------------------------------------------
     10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
              (See Instructions)                                            [ ]
--------------------------------------------------------------------------------
     11.      Percent of Class Represented by Amount in Row (9)
              12.9%
--------------------------------------------------------------------------------
     12.      Type of Person Reporting (See Instructions)
              CO
--------------------------------------------------------------------------------


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Item l (a). Name of Issuer:

                  CommScope, Inc.

Item l (b). Address of Issuer's Principal Executive Offices:

                  1100 CommScope Place SE
                  Hickory, North Carolina  28603-0339

Item 2 (a). Name of Person Filing:

                  The Furukawa Electric Co., Ltd.

Item 2 (b). Address of Principal Business Office or, if none, Residence:

                  The Furukawa Electric Co., Ltd.
                  6-1, Marunouchi 2-chome
                  Chiyoda-Ku
                  Tokyo  100-8322
                  Japan

Item 2 (c). Citizenship:

                  Japan

Item 2 (d). Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2 (e). CUSIP Number:

                  203372107

Item 3. If this statement is filed pursuant to Rules 13d-l (b) or 13d-2 (b) or (c), check whether the person filing is a:

      (a). [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

      (b).  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c). [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d). [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e).  [ ] An investment adviser in accordance with Section 240.13d-l(b)(1)
                (ii)(E);


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      (f).  [ ] An employee benefit plan or endowment fund in accordance with
                Section 240.13d-l(b)(1)(ii)(F);

      (g).  [ ] A parent holding company or control person in accordance with
                Section 240.13d-l(b)(1)(ii)(G);

      (h). [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i). [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j).  [ ] Group, in accordance with Section 240.13d-l(b)(1)(ii)(J).

                   Not Applicable

Item 4.     Ownership.

      (a).  Amount beneficially owned:

                   See the response to Item 9 on the attached cover page.

      (b).  Percent of Class:

                   See the response to Item 11 on the attached cover page.

      (c).  Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote:

                        See the response to Item 5 on the attached cover page.

                   (ii) Shared power to vote or to direct the vote:

                        See the response to Item 6 on the attached cover page.

                   (iii)Sole power to dispose or to direct the disposition of:

                        See the response to Item 7 on the attached cover page.

                   (iv) Shared power to dispose or to direct the disposition of:

                        See the response to Item 8 on the attached cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

                   Not applicable


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Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                   Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                   Not Applicable

Item 8.     Identification and Classification of Members of the Group.

                   Not Applicable

Item 9.     Notice of Dissolution of Group.

                   Not Applicable

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                           Oct. 18, 2002
                                                 -------------------------------
                                                               Date

                                                           \s\ Osamu Sato
                                                 -------------------------------
                                                             Signature

                                                 Osamu Sato \ Managing Director
                                                 -------------------------------
                                                           Name \Title